UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: January 23, 2025

(Date of earliest event reported)

PHOENIX ENERGY ONE, LLC

(Exact name of registrant as specified in its charter)

Delaware	83-4526672
(State or other incorporation)	(I.R.S. Employer Identification No.)

4643 South Ulster Street, Suite 1510

Denver, CO 80237

18575 Jamboree Road, Suite 830

Irvine, CA 92612

152 North Durbin Street, Suite 220

Casper, WY

(Full mailing address of principal executive offices)

(303) 749-0074

(Issuer’s telephone number, including area code)

9.0% Bonds

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events.

On and effective January 23, 2025, Phoenix Capital Group Holdings, LLC filed with the Secretary of State of the State of Delaware a certificate of amendment to its certificate of formation (the “Certificate of Amendment”) to change its name to Phoenix Energy One, LLC (the “Company”). A copy of the Certificate of Amendment is attached as Exhibit 99.1 hereto and incorporated by reference.

In connection with the name change, the sole member of the Company amended and restated the Company’s limited liability company agreement to reflect, effective January 23, 2025 (the “Second A&R LLCA”).

The Company issued a press release on January 27, 2025 announcing the name change, a copy of which is attached hereto as Exhibit 99.3.

The foregoing descriptions of the Certificate of Amendment and the Second A&R LLCA are summaries and are qualified in their entirety by reference to the Certificate of Amendment and the Second A&R LLCA, copies of which are attached hereto as Exhibit 99.1 and Exhibit 99.2, respectively, and which are incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Phoenix Energy One, LLC

By:	/s/ Lindsey Wilson
Name:	Lindsey Wilson
Title:	Chief Business Officer

Date:	January 27, 2025

Exhibit Index Exhibit No.	Description

99.1	Certificate of Amendment to the Certificate of Formation of Phoenix Energy One, LLC, dated as of January 23, 2025.

99.2	Second Amended and Restated Limited Liability Company Agreement of Phoenix Energy One, LLC, effective as of January 23, 2025.

99.3	Press release dated January 27, 2025.